SIGNATURES
EXHIBIT INDEX

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2003

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                     Form 40 F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]                  No [X]

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 14, 2003	EKSPORTFINANS ASA

	By:	/s/ TOR F. JOHANSEN

Name: Tor F. Johansen Title: President and Chief Executive Officer

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EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated January 8, 2003	4

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PRESS RELEASE

January 8, 2003

EKSPORTFINANS LAUNCHES TRANSACTION IN CANADIAN DOLLAR

In line with its strategy as an active and recurring public borrower, Eksportfinans today launched a transaction of 125 million Canadian dollar (approximately 550 million Norwegian kroner). It matures on 28 January 2008.

The issue, which is paid in on 27 January 2003, bears a 5-year tenor and is jointly arranged by Canadian Imperial Bank of Commerce (CIBC) and Royal Bank of Canada (RBC). With a syndicate of several banks the transaction is listed on London Stock Exchange.

Seeking to continually diversify Eksportfinans’ investorbase, this issue was primarily sold to both retail and institutional investors in Europe and Asia.

This transaction constitutes Eksportfinans’ second public offering in 2003, the first being a 3-year 1 billion Norwegian kroner transaction arranged by Fortis Bank. Including such public offerings, Eksportfinans has already borrowed about 500 million dollars of the 3.5 billion dollars, it intends to borrow as long-term funding in 2003.

With this transaction, Eksportfinans furthers its label as an active and flexible recurring public borrower across various markets. In October 2002, Eksportfinans priced a very successful strategic benchmark of 750 million US dollar following very active marketing in Europe and Asia with a price discovery process. In addition to its US dollar benchmark, Eksportfinans in 2002 also contracted public transactions in other currencies, e.g. Swiss francs as well as Norwegian and Danish kroner.

Contact:
Søren Elbech, Head of Funding & Investor Relations, soe@eksportfinans.no, +47 93 25 35 61

You will find further information about Eksportfinans on www.eksportfinans.no

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